                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 (AMENDMENT NO. 5)
                                       TO
                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
           OF THE SECURITIES EXCHANGE ACT OF 1934 AND 13e-3 THEREUNDER

                              ECOMETRY CORPORATION
                              (Name of the Issuer)

                              ECOMETRY CORPORATION
                                 SG MERGER CORP.
                                WILBURN W. SMITH
                                ALLAN J. GARDNER
                       (Name of Persons Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   27900H 10 6
                      (CUSIP Number of Class of Securities)

                                ----------------

                               Martin K. Weinbaum
         Vice President - Finance, Chief Financial Officer and Treasurer
                              Ecometry Corporation
                           1615 South Congress Avenue
                        Delray Beach, Florida 33445-6368

                            Telephone: (561) 265-2700
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications on
                     Behalf of the Persons Filing Statement)

                                ----------------

                                   Copies to:
         Bruce I. March, Esq.                         George Lloyd, Esq.
  Akerman, Senterfitt & Eidson, P.A.           Testa, Hurwitz & Thibeault, LLP
          Las Olas Centre II                         Oliver Street Tower
350 East Las Olas Boulevard, Suite 1600                125 High Street
    Fort Lauderdale, Florida 33301                     Boston, Ma 02110
       Telephone: (954) 463-2700                  Telephone: (617) 248-7000
       Facsimile: (954) 463-2224                  Facsimile: (617) 248-7100

This statement is filed in connection with (check the appropriate box):

         (a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         (b) [ ] The filing of a registration statement under the Securities Act of 1933.

         (c)  [ ] A tender offer.

         (d)  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction. [X]

                            CALCULATION OF FILING FEE
================================================================================

Transaction Valuation  $21,953,686.23*    Amount of Filing Fee: $4,390.74**

================================================================================

* For purposes of calculating the fee only. The amount assumes the conversion of 8,097,438 shares of Common Stock of Ecometry Corporation, in the proposed merger, at $2.70 per share, and options to purchase 464,139 shares of Common Stock with an average exercise price of $2.505 per share.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be converted in the merger.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,390.74                           Filing Party:    Ecometry Corporation
Form or Registration No.:  Preliminary proxy statement      Date Filed:      November 15, 2001

                                  INTRODUCTION

         This Amendment No. 5 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3" or the "Statement") relates to a Merger Agreement, dated as of October 25, 2001 (as amended from time to time, the "Merger Agreement"), among Ecometry Corporation, a Florida corporation ("Ecometry" or the "Company"), SG Merger Corp., a Florida corporation ("SG Merger"), and, with respect to Section 5.2(c) thereof only, Wilburn W. Smith and Allan J. Gardner, pursuant to which SG Merger will merge with and into Ecometry (the "Merger"). This Schedule 13E-3 is being filed by Ecometry, SG Merger and Wilburn W. Smith and Allan J. Gardner, the sole shareholders, directors and officers of SG Merger, who are also shareholders, officers and directors of Ecometry (the "Principal Shareholders").


         The purpose of this final amendment to the Schedule 13E-3 is to report the results of the 13e-3 transaction pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         At a special meeting of the shareholders of the Company held on May 22, 2002 (the "Special Meeting"), at which a quorum was present, the Merger Agreement was approved by (1) approximately 69% of the outstanding shares of common stock of the Company (the "Common Stock") entitled to vote at the Special Meeting, and (2) approximately 52% of the outstanding shares of Common Stock not held by SG Merger, the Principal Shareholders, or their affiliates. In addition, at the Special Meeting, the merger agreement, dated as of January 25, 2001, among the Company, Citrus Merger Corp., Syngistix, Inc. and, with respect to
Section 7.6(b)(i) thereof only, Core Technology Fund IV, LLC (the "Syngistix Merger Agreement"), was approved by approximately 70% of the outstanding shares of Common Stock.

         On May 31, 2002, the Syngistix Merger Agreement was terminated effective as of May 31, 2002. Since the merger contemplated by the Syngistix Merger Agreement did not occur, on May 31, 2002, the Company consummated the Merger. The Merger became effective on May 31, 2002 upon the filing of articles of merger with the Department of State of the State of Florida. Pursuant to the terms of the Merger, SG Merger merged with and into the Company, with the Company as the surviving corporation.

         Pursuant to the terms of the Merger Agreement, each outstanding share of Common Stock other than shares held by SG, the Principal Shareholders, or their affiliates, was converted into the right to receive $2.70 in cash, without interest thereon. Shares of Common Stock held by SG and the Principal Shareholders were cancelled. Each option to purchase Common Stock immediately vested and each option, other than those held by the Principal Shareholders, with an exercise price less than $2.70 was converted into cash in the amount of $2.70 per share minus the exercise price per share. All other options, including those held by the Principal Shareholders, terminated as of the effective time of the Merger. Each share of common stock of SG Merger was converted into and became one share of Common Stock. As a result of the Merger, the sole shareholders of the Company are the Principal Shareholders.

         On May 31, 2002, the Company filed a Form 15 with the Securities and Exchange Commission (the "SEC") terminating the registration of the Company's Common Stock under the Exchange Act. The Nasdaq Stock Market, Inc. delisted the Common Stock from the Nasdaq National Market at the close of the market on May 31, 2002.

ITEM 16. EXHIBITS.

         REGULATION M-A
         ITEM 1016

         (a)(2)(A) Definitive proxy statement on Schedule 14A filed with the SEC on April 22, 2002 and incorporated herein by reference.

         (a)(2)(B) Press Release issued by Ecometry Corporation on October 25, 2001.*

         (a)(2)(C) Press Release issued by Ecometry Corporation on January 28, 2002 (incorporated by reference to the Form 8-K filed with the SEC on February 1, 2002).

         (a)(2)(D) Press Release issued by Ecometry Corporation on May 22, 2002 (incorporated by reference to the Form 8-K filed with the SEC on June 4, 2002).

         (a)(2)(E) Press Release issued by Ecometry Corporation on May 31, 2002 (incorporated by reference to the Form 8-K filed with the SEC on June 4, 2002).

         (b) Not applicable.

         (c)(1) Opinion of Adams, Harkness & Hill, Inc. (incorporated by reference to Annex B of the preliminary proxy statement filed with the SEC on November 15, 2001).

         (c)(2) Materials presented by Raymond James & Associates, Inc. to the Board of Directors of Ecometry on July 25, 2001.*

         (c)(3) Materials presented by Adams, Harkness & Hill, Inc. to the Special Committee of the Board of Directors of Ecometry on October 24, 2001.*

         (c)(4) Materials presented by Adams, Harkness & Hill, Inc. to the Special Committee of the Board of Directors of Ecometry on August 23, 2001.*

         (d)(1) Agreement and Plan of Merger, dated as of October 25, 2001, between SG Merger, Ecometry and, with respect to Section 5.2(c) thereof only, Wilburn W. Smith and Allan J. Gardner (incorporated by reference to Annex A of the preliminary proxy statement filed with the SEC on November 15, 2001).

         (d)(2) Letter Agreement dated November 8, 2001 between John Marrah and Ecometry.*

         (d)(3) Letter Agreement dated November 8, 2001 between Martin Weinbaum and Ecometry.*

         (d)(4) Agreement and Plan of Merger, dated as of January 25, 2002, among Ecometry Corporation, Citrus Merger Corp., Syngistix, Inc. and for purposes of Section 7.6(b)(i) only: Core Technology Fund IV, LLC. (incorporated by reference to the Form 8-K filed with the SEC on February 1, 2002).

         (d)(5) Amendment and Waiver to Agreement and Plan of Merger, dated as of January 25, 2002, by and among SG Merger, Ecometry Corporation, Wilburn W. Smith and Allan J. Gardner (incorporated by reference to the Form 8-K filed with the SEC on February 1, 2002).

         (d)(6) Form of Note Purchase Agreement between Syngistix, Inc. and certain purchasers.*

         (d)(7) Form of Security Agreement between Syngistix, Inc. and certain secured parties.*

         (d)(8) Form of Syngistic, Inc. Secured Promissory Note.*

         (e) - (h) Not applicable.

* Previously filed.

                                   SIGNATURES

         After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 3, 2002


                                       ECOMETRY CORPORATION

                                       By: /s/ John Marrah
                                           -------------------------------------
                                           Name:  John Marrah
                                           Title: President



                                       SG MERGER CORP.



                                       By: /s/ Wilburn W. Smith
                                           -------------------------------------
                                           Wilburn W. Smith
                                           President



                                           /s/ Wilburn W. Smith
                                           -------------------------------------
                                           Wilburn W. Smith
                                           Individually


                                           /s/ Allan J. Gardner
                                           -------------------------------------
                                           Allan J. Gardner
                                           Individually